Color Star Technology Co., Ltd.

800 3rd Ave, Suite 2800

New York, NY 10022

February 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Frank Knapp

RE:	Color Star Technology Co., Ltd.
Form 20-F for the Fiscal Year Ended June 30, 2020
Filed November 13, 2020
File No. 333-226308

Ladies and Gentlemen:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated February 8, 2021, to Color Star Technology Co., Ltd. (the “Company”) with respect to its Annual Report on Form 20-F for the fiscal year ended June 30, 2020, filed with the Commission on November 13, 2020 (the “Original Form 20-F”).

In response to the Staff’s comments, we have filed the Amendment No. 1 to the Original Form 20-F for the purpose of amending Exhibit 12.1 and 12.2 of the Original Form 20-F in order to include the internal control over financial reporting language.

If you have any questions, please do not hesitate to contact the undersigned at 228027057@qq.com, or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

/s/ Biao (Luke) Lu
Biao (Luke) Lu
Chief Executive Officer
cc: Elizabeth Fei Chen, Esq.